July 3, 2007
Peggy A. Fisher
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Sipex Corporation
Registration Statement on Form S-1
Filed November 15, 2006
File No. 333-138740
Dear Ms. Fisher:
     This letter is submitted on behalf of Sipex Corporation (“Sipex” or the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (filed June 22, 2007, Registration No. 333-138740) (the “Registration Statement”), as set forth in your letter to Mr. Ralph Schmitt dated June 29, 2007. We are filing via EDGAR under separate cover Amendment No. 5 to the Registration Statement (“Amendment No. 5”) in response to the Staff’s comments. For reference purposes, the text of your letter dated June 29, 2007 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
     In addition to the supplemental and other information provided to the Staff pursuant to this letter, the Company has enclosed herewith as a courtesy to the Staff four (4) hard copies of Amendment No. 5, each of which has been marked to reflect the cumulative revisions made by the Company to the Registration Statement.
Registration Statement
1.	We note your response to prior comment 3. Since you are registering the resale of the warrants held by the selling stockholders, and the warrants are immediately exercisable by subsequent investors for shares of your common stock, your registration of the resale of the warrants is deemed to be a primary offering of the underlying shares of common stock to subsequent purchasers. As such, please register the primary offering of those shares at this time.

Response:
The Company has revised the Registration Statement in response to the Staff’s comments to indicate that the Registration Statement is registering the issuance of shares of common stock to a subsequent holder of a note or warrant upon the conversion of that note or exercise of that warrant.
2.	We continue to note your desire to rely on private placement exemptions for the cash exercise of your warrants by accredited investors or qualified institutional buyers. Since, as noted by the prior comment, the resale offering of the warrants by the current holders is also deemed to be a primary offering of the underlying shares of common stock, please provide us with your analysis as to how your cash exercise transactions will qualify as transactions by an issuer not involving any public offering.
Response:
Per discussions with the Staff, because the Company has agreed to register the primary offering of shares issued by the Company to a subsequent holder of a note or warrant pursuant to the conversion or exercise of that note or warrant, as discussed in the response above, the Staff has agreed to withdraw this comment.
     The Company appreciates the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (408) 934-7547 or our outside counsel Robert G. Day of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4622 if you have any questions regarding this letter or Amendment No. 5.

Sincerely, SIPEX CORPORATION
/s/ Stuart Schneck
Stuart Schneck General Counsel

cc:	Robert G. Day, Esq. (via e-mail)
Jim Collar (via e-mail)
Clyde R. Wallin (via e-mail)